Exhibit (a)(14)

From the desk of: Mark D. Weber President & Chief Executive Officer

To:	Supreme Employees
Date:	August 31, 2017
Subject:	Acquisition Update

Supreme Employees,

It’s been a busy three weeks since we announced an agreement to be acquired by Wabash National Corporation. I want to tell you more about what I know about Wabash, and update you on the progress we’re making.

After our announcement earlier this month, I expect many of you Googled Wabash National to learn about the company. I’ll stick to the highlights:

•	Wabash National is the largest semi-trailer manufacturer in North America, and second largest in the world.

•	They entered the Final Mile space in 2015 with Class 8 dry and refrigerated truck bodies.

•	They are a diversified company with plans to continue growing in new markets and new geographies. Their product portfolio includes dry freight and refrigerated trailers, platform trailers, bulk tank trailers, dry and refrigerated truck bodies, truck-mounted tanks, intermodal equipment, aircraft refueling equipment, structural composite panels and products, trailer aerodynamic solutions, and specialty food grade and pharmaceutical equipment.

•	Based in Lafayette, Indiana (about 2.5 hours southwest of Goshen).

•	13 manufacturing facilities in the United States, Mexico and the United Kingdom.

•	Workforce of approximately 6,000 associates.

•	A heritage very similar to our own: a group of 20+ associates started the company in 1985 with the goal of making semi-trailers better—and different—than anyone else.

•	They were recently named a “50 Best U.S. Manufacturer” by Industry Week for the third consecutive year, and fifth year overall.

Over the next month, I will tell you more about why this acquisition makes sense for Supreme. Today I want to focus on the most important aspect of any acquisition: people.

The leadership team sat down with some of Wabash National’s management team a few weeks ago. They were warm and welcoming. We’re all excited about the future for Supreme, but we recognize an acquisition creates anxiety and stress.

One thing I know for sure: Wabash is counting on our knowledge and decades of experience to grow Supreme’s business. By combining our companies, Wabash will benefit from our knowledge and strong customer relationships in the truck body market, and we will benefit from their expertise in lean manufacturing and advanced composite technologies. Although any acquisition brings change, we view this as a win-win for both of our companies.

We are in the process of working with our counterparts on Wabash National’s Integration Team so, together, we can optimize the integration of our business. Until the deal closes, it’s important that Supreme employees not reach out to Wabash without approval. All contact with Wabash must route through me and the leadership team at this time.

I can’t say this enough: we must continue to run business as usual. An acquisition adds a lot of distraction. As we move forward with Wabash’s Integration Team, it’s imperative that we all stay focused on our goals and committed to what we do best at Supreme: meeting customer expectations, all day, every day.

Thank you for your support, patience and flexibility throughout this process.

Regards,

Mark D. Weber

President and Chief Executive Officer